August 17, 2018

John H. Lively
Practus, LLP
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211

                      Re:     FNEX Ventures (the "Fund")
                              File Nos. 811-23363; 333-226250

Dear Mr. Lively:

        We have reviewed the registration statement on Form N-2 filed July 19, 2018, with the
Commission on behalf of the Fund (the "Registration Statement") with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement.
All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                             General

       1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.


                                              Cover

       2. In the bulleted statements on page 3, please include bolded disclosure indicating the highly speculative nature of the Fund's investments. Specifically, disclose the risks associated with the securities' valuation, transfer restrictions and high rate of failure.
          In addition, disclose language similar to the disclosure on page 7 stating, "the Advisor expects that the Fund's holdings of equity securities may require several years to appreciate, and the Advisor can offer no assurance that such appreciation will occur."

       3. On page 3, in the first paragraph, the sentence beginning "[t]he Fund seeks to achieve its objective by...," contains a number of important concepts and is lengthy. Please revise the sentence to present this information more clearly.
 John H. Lively, Esq.
Page 2

       4. In the same sentence, the disclosure references "equity-linked securities convertible into... equity securities." Please describe what these securities are, i.e. convertible debt.

       5. In the following sentence in the same paragraph, the disclosure states, "[t]he Fund invests in operating businesses and not pooled investment vehicles, funds of funds, or hedge funds." Please delete the phrase "and not pooled investment vehicles, funds of funds, or hedge funds" as this describes a negative strategy. Please revise the similar disclosure in Investment Objective and Strategy on page 7 of the prospectus.

       6. If appropriate, disclose here the Fund will invest in foreign securities, including those from emerging markets.

       7. On page 4, in the first paragraph, disclose a cross-reference to the sections of the prospectus that further discuss the Fund's repurchase policies and attendant risks.

       8. On the same page, in the second paragraph, the disclosure states the Board may determine "in certain circumstances" that it is in the best interests of the Fund and its
          Shareholders to suspend quarterly repurchase offers. Please supplementally explain the circumstances contemplated by this disclosure.

       9. In the fourth paragraph, the disclosure states that the Fund will invest in "illiquid securities." Please disclose here that the Fund invests primarily in private company securities that are thinly traded, as well as restricted securities and other securities that are not readily marketable and subject to transfer restrictions.

       10. Please disclose on the Cover that the Fund intends to invest primarily in the technology sector. Please also consider including disclosure from page 8 indicating that "most of the Portfolio Companies may be in either internet-, mobile-, social media-, or other technology related fields, or utilize developing technology in providing their products and services."


                                             Prospectus

Prospectus Summary

       11. On page 7, in Investment Objective and Strategy, the disclosure states the Fund's investment objective of capital appreciation is a fundamental policy to the Fund. This is inconsistent with subsequent disclosure, indicating the investment objective is non-
           fundamental. Reconcile this discrepancy.

       12. In the same section, the disclosure states the Fund will invest in "convertible debt issued by [a] company which is convertible into shares of common or a series of preferred stock of such company." Please confirm in the response letter whether the
           Fund intends to invest in contingent convertible securities ("CoCos") and, if so, the
 John H. Lively, Esq.
Page 3

          anticipated amount of the investment. If the Fund expects to invest in CoCos, the
          Fund should consider what, if any, disclosure is appropriate. If CoCos will be a principal investment strategy of the Fund, please describe them and add appropriate risk disclosure.

       13. In the same section, the disclosure states the Fund will invest in Portfolio Companies that are "venture-backed." Please explain this term in plain
English.

       14. In the same section, the disclosure notes the illiquid nature of the Fund's investments and that, "we may not be able to sell these securities at times when we deem it necessary to do so (e.g., to fund quarterly repurchases of Shares)." Supplementally explain to the staff how the Fund will meet its repurchase obligations under Rule 23c-
           3.

       15. On page 8, in Investment Objective and Strategy, the disclosure lists several criteria the Adviser will use to select Portfolio Companies. Please describe with more specificity how Portfolio Companies will be selected and if any criteria is given more weight.

       16. In the same paragraph, the disclosure states that the FNEX Target List includes companies trading on "alternative trading systems" and in "other private secondary markets." Please clarify in the disclosure what these trading systems and markets are.

       17. On the same page, in the second paragraph, the disclosure states that in conducting its analysis, the Advisor will use "premium databases and regulatory filings of issuers."
           Describe with specificity these databases. Also, since the Portfolio Companies are largely private, explain what regulatory filings of issuers the disclosure is referencing.

       18. On page 10, in Purchases of Shares, the disclosure references the timing of a
           "relevant subscription date." Explain this term in plain English and how it is applicable to Fund shareholders.

       19. On page 11, in Distributions and Dividends, please include here the language from page 25 indicating that the Fund "will not make distributions any more frequently than twice in any calendar year nor do we expect to become a predictable issuer of distributions. In addition, we expect that our distributions, if any, will be less consistent than other investment companies that primarily make debt investments."

       20. On page 12, in Expense Limitation Agreement, please replace the phrase "three years after the fiscal year end during which the fees have been waived or reimbursed" with
           "three years after the date on which the fees were waived or reimbursed."

       21. On page 12, in Purchase of Shares, the disclosure states that when the exchange of shares feature is used, Portfolio Companies will be valued "by the parties." Please supplementally explain the procedures used by the Board to value securities that are brought into the Fund via the exchange feature.
 John H. Lively, Esq.
Page 4



       22. On page 17, in Summary of Principal Risk Factors and Special Considerations,
           Foreign Securities and ADRs Risks, the disclosure states that the Fund will invest in
           ADRs. Please disclose these investments in the strategy section of the Prospectus
           Summary. Also, if these investments will include unsponsored ADRs, please disclose and include disclosure of the associated risks.

       23. On page 18, in Concentration of Investments, the disclosure states, "at any given time, the assets of the Fund may become concentrated within a particular industry or financial or economic market." In the last sentence of this paragraph, the disclosure states, "[i]f the Fund's investment portfolio becomes concentrated." The Fund has a fundamental investment restriction not to concentrate in a particular industry or group of industries. Accordingly, please remove any reference to the Fund being concentrated and replace the disclosure with the language from page 23 and page B-3 in the SAI, which states "[t]he Fund's Fundamental Concentration Policy does not preclude it from focusing investments in issuers in related fields." Also, to avoid confusion, please revise the risk factor title to remove or replace the word
           "Concentration." Alternatively, if the Fund intends to concentrate its investments in a particular industry or group of industries (such as those within the technology sector), please revise the registration statement accordingly.

       24. Within the section Summary of Principal Risk Factors and Special Considerations,
           please include a summary of the risks outlined in Private Secondary Marketplace
           Trading Risks located on page 29.

Summary of Fund Expenses

       25. On page 20, in the fee table, please replace the heading Transaction Fees with
           Shareholder Transaction Expenses.

       26. With respect to the $15 line items in the fee table, please add a footnote to the fee table to be consistent with Form N-2, Item 3, Instruction 4.

       27. Please also include a line item for the amount of any repurchase fees to be charged to
           Shareholders.

       28. In the narrative to the Example, please replace $10,000 with $1,000. See Form N-2,
           Item 3, Fee Table and Synopsis.

Use of Proceeds

       29. On page 21, please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective. See
           Item 7.2 of Form N-2. Additionally, if the Fund expects the investment period to
 John H. Lively, Esq.
Page 5

          exceed three months, please disclose in the reasons for the expected delay. See Guide
          1 to Form N-2.

Investment Objective

       30. On page 21, the disclosure states, the Fund's investment objective may be changed by the Board of Trustees without a Shareholder vote. Although the disclosure states that
           Shareholders will receive notice of these changes, please supplementally confirm that if the Fund makes changes without Shareholder approval it will update the prospectus accordingly.

Investment Strategy

       31. On page 22, in the third paragraph, the disclosure states, "The Advisor also acquires shares of targeted companies...through the Fund's exchange mechanism, whereby holders of such shares can exchange them directly with the Fund for Shares in the
           Fund at the end of each fiscal quarter, and through affiliated entities [emphasis added]." Please explain to us what these "affiliated entities" are.

       32. On the same page, the disclosure states, "The Advisor will not receive any fee, payment, commission, or other financial incentive of any type in connection with the exchange by an investor of Portfolio Company shares for Fund Shares [emphasis added]." Clarify here if the Advisor will receive an advisory fee on share exchanges.

       33. On page 24, in Additional Information Regarding the Fund's Investment Strategy, the
           disclosure states that "the Fund's investment strategies and methods may...be modified from time to time." Please confirm to us that any new strategies will not create additional risks not otherwise disclosed in the Fund's current registration statement.

Risk Factors and Special Considerations

       34. On page 23, in Valuation Risk, the disclosure states that "members of the Advisor's portfolio management team prepare Portfolio Company valuations." Please disclose that the participation of the Advisor in the Fund's valuation process could result in a conflict of interest as the advisory fee is based on the value of the Fund's assets.

       35. On page 33, in The Fund's Use of Hedging Involves Risk of Loss, the disclosure states that "[t]he Fund may engage in hedging strategies, which use options, swaps, caps and floors, and other derivatives in an effort to protect assets from losses resulting from fluctuations in market prices." Please disclose the use of derivatives and hedging strategy in the strategy section of the Prospectus. Please include this disclosure in the Summary Prospectus if the use of derivatives is a principal strategy of the Fund. Please also include appropriate risk disclosure for each type of derivative used by the Fund.
 John H. Lively, Esq.
Page 6


Net Asset Value

       36. On page 38, the disclosure references "any portion of the Fund's assets that are invested in one or more open-end management investment companies registered under the Investment Company Act." On page 7, the disclosure states, "The Fund invests in operating businesses and not pooled investment vehicles, funds of funds, or hedge funds [emphasis added]." Please reconcile this inconsistency.

Taxation

       37. In this section, please disclose the tax consequences to Shareholders of share repurchases and related portfolio security sales.

       38. Please also disclose here, or at an appropriate place within the registration statement, the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

                       *      *       *       *      *         *     *       *

       Please respond to our comments above in an amendment to the Registration Statement.
Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

       We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                  Sincerely,



                                                  Karen Rossotto
                                                  Senior Counsel